EXHIBIT 4.3
AMENDMENT NO. 2 TO RIGHTS AGREEMENT
     White Electronic Designs Corporation (the “Company”) and American Stock Transfer and Trust Company (the “Rights Agent”) hereby amend the Rights Agreement dated as of December 6, 1996 (the “Rights Agreement”) and amended on May 3,1998, by and between the Company and the Rights Agent, in accordance with Section 27 of the Rights Agreement.
     1. Section 7(a) of the Rights Agreement is hereby amended and restated to read as follows (inserted language is bolded):
     (a) The registered holder of any Right Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein) in whole or in part at any time after the Distribution Date upon surrender of the Right Certificate, with the form of election to purchase on the reverse side thereof duly executed, to the Rights Agent at the office of the Rights Agent designated for such purpose, together with payment of the Purchase Price for each Common Share as to which the Rights are exercised, at or prior to the earliest of (i) the Close of Business on December 5, 2016 (the “Final Expiration Date”), (ii) the time at which the Rights are redeemed as provided in Section 23 hereof (the “Redemption Date”), or (iii) the time at which such Rights are exchanged as provided in Section 24 hereof.
     2. Section 7(b) of the Rights Agreement is hereby amended and restated to read as follows (inserted language is bolded):
     (b) The Purchase Price for each Common Share pursuant to the exercise of a Right shall initially be $40.00 and shall be subject to adjustment from time to time as provided in Sections 11 and 13 hereof and shall be payable in lawful money of the United States of America in accordance with paragraph (c) below.
     3. Except as otherwise expressly provided herein, or unless the context otherwise requires, all terms used herein have the meaning assigned to them in the Rights Agreement. The Rights Agreement and this Amendment No. 2 shall be read together as one instrument. The Rights Agent and the Company hereby waive any notice requirement under the Rights Agreement pertaining to the matters covered by this Amendment No. 2.
     4. This Amendment shall be deemed to be a contract made under the laws of the State of Indiana and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state. This Amendment may be executed in any number of counterparts and each such counterpart shall be deemed an original, and all such counterparts shall together constitute a single instrument. This Amendment No. 2 is effective December 5, 2006.

     IN WITNESS WHEREOF, the parties have caused this Amendment No. 2 to be duly executed and attested as of the date last written above.

RIGHTS AGENT AMERICAN STOCK TRANSFER AND TRUST COMPANY
By:	/s/ Herbert J. Lemmer
Name:	Herbert J. Lemmer
Title:	Vice President

Agreed to by: WHITE ELECTRONIC DESIGNS CORPORATION
By:	/s/ Hamid Shokrgozar
Name:	Hamid Shokrgozar
Title:	Chairman, President and Chief Executive Officer

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